Exhibit 21

Subsidiaries of the Registrant
(as of February 28, 2013)

Subsidiary Name	State or Country of Incorporation or Formation
Cincinnati Bell Telephone Company LLC	Ohio
Cincinnati Bell Telecommunications Services LLC	Ohio
Cincinnati Bell Extended Territories LLC	Ohio
Cincinnati Bell Entertainment Inc.	Ohio
Cincinnati Bell Wireless LLC	Ohio
Cincinnati Bell Any Distance Inc.	Delaware
Cincinnati Bell Technology Solutions Inc.	Delaware
Cincinnati Bell Funding LLC	Delaware
CBTS Software LLC	Delaware
Cincinnati Bell Shared Services LLC	Ohio
CBTS Canada Inc.	Canada
Cincinnati Bell Technology Solutions UK Limited	United Kingdom
eVolve Business Solutions LLC	Ohio
Cincinnati Bell Any Distance of Virginia LLC	Virginia
Data Center Investments Inc.	Delaware
Data Center Investments Holdco LLC	Delaware
Data Centers South Inc.	Delaware
Data Centers South Holdings LLC	Delaware
CBMSM Inc.	New York